July 11, 2025

Zhengang Tang
Chief Executive Officer
Ambitions Enterprise Management Co. L.L.C.
630 Business Village Block B
Port Saeed Deira, Dubai
United Arab Emirates

       Re: Ambitions Enterprise Management Co. L.L.C.
           Amendment No. 2 to Registration Statement on Form F-1
           Filed June 27, 2025
           File No. 333-284789
Dear Zhengang Tang:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 27, 2025 letter.

Amendment No. 2 to Registration Statement on Form F-1
Use of Proceeds, page 29

1. You disclose estimated proceeds from this offering of approximately $5.1 million, after deducting underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by you. However, on page 112 and in the
       footnote on page 31 you disclose expected net proceeds of approximately $4,550,000 after deducting underwriting discounts, non-accountable expense allowance and offering expenses of $1,450,000. Please revise your disclosures throughout your filing to ensure consistency.
 July 11, 2025
Page 2

       Please contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services